BLUE DOLPHIN ENERGY COMPANY

December 21, 2012

Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Blue Dolphin Energy Company (“Blue Dolphin”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 31, 2012
File No. 0-15905

Dear Mr. Hiller:

In response to Staff’s letter dated December 19, 2012, please be advised that on December 20, 2012, Blue Dolphin filed Amendment No. 3 on Form 8-K, which further amends the Current Report on Form 8-K dated February 21, 2012, Amendment No. 1 on Form 8-K dated March 14, 2012 and Amendment No. 2 on Form 8-K dated May 2, 2012 (“Amendment No. 2) filed with the Securities and Exchange Commission (the “SEC”) in connection with the February 15, 2012 consummation of the acquisition by Blue Dolphin of Lazarus Energy, LLC.  Amendment No. 3 was filed to include the audit opinion, which was inadvertently excluded from Exhibit 99.1 of Amendment No. 2.  No other changes or additions were made to Amendment No. 2.

Blue Dolphin hereby acknowledges that:

-	Blue Dolphin is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
-	Blue Dolphin may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

With regards,

/s/ JONATHAN P. CARROLL
Jonathan P. Carroll Chief Executive Officer, President, Assistant Treasurer and Secretary (Principal Executive Officer)

801 Travis Street, Suite 2100, Houston, Texas77002
Phone (713) 568-4725 • Fax (713) 227-7626 · www.blue-dolphin-energy.com